Exhibit 99.1

Seadrill Receives Notice from NYSE regarding Continued Listing Standard

Hamilton, Bermuda, April 8, 2020 – Seadrill Limited (the “Company” or “Seadrill”) (NYSE:SDRL, OSE:SDRL), today announced that on March 26, 2020, the Company has received written notice from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the NYSE continued listing standard with respect to the minimum average share price required by the NYSE because the average closing price of its common shares had fallen below $1.00 per share over a period of 30 consecutive trading days. As of March 24, 2020, the average closing price per share of the Company over the preceding 30 trading day period was $0.99.

Under the NYSE rules, the Company can regain compliance with this standard and cure this deficiency if, during the six-month period following receipt of the NYSE notice, on the last trading day of any calendar month or on the last trading day of this six-month cure period, the Company’s common shares have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30-trading day period ending on the last trading day of that month or the last trading day of the cure period. If the Company determines to remedy the non-compliance by taking action that will require shareholder approval, the six-months cure period requirement does not apply, as long as the Company seeks shareholder approval by no later than its next annual general meeting, and implements such action promptly afterwards. In this instance, the price condition will be deemed cured if the price promptly exceeds $1.00 per share, and the price remains above the level for at least the following 30 trading days. The Company has responded to the NYSE to confirm its intent to cure this non-compliance.

During this period, the Company’s common shares will continue to be traded on the NYSE, subject to the Company’s compliance with other applicable NYSE listing requirements. The notice does not affect the Company’s ongoing business operations or its U.S. Securities and Exchange Commission reporting obligations.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

FORWARD LOOKING STATEMENTS

This press release and any other written or oral statements made by the Company or on its behalf may include forward-looking statements which reflect the Company’s current views with respect to future events and financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this press release, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

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the impact of active negotiations with the Company’s lenders to obtain certain amendments to the Company’s credit facilities and related contingency planning efforts, the outcome of which is uncertain and which may involve schemes of arrangement;

•	the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties following its emergence from Chapter 11 proceedings;

•	the Company’s ability to maintain and obtain adequate financing to support its business plans following its emergence from Chapter 11;

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factors related to the offshore drilling market, including volatility and changes in oil and gas prices and the state of the global economy on market outlook for the Company’s various geographical operating sectors and classes of rigs;

•	supply and demand for drilling units and competitive pressure on utilization rates and dayrates;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;

•	the repudiation, nullification, modification or renegotiation of drilling contracts;

•	delays in payments by, or disputes with, the Company’s customers under the Company’s drilling contracts;

•	fluctuations in the market value of the Company’s drilling units and the amount of debt the Company can incur under certain covenants in the Company’s debt financing agreements;

•	the Company’s liquidity and the adequacy of cash flow for its obligations;

•	the Company’s ability to successfully employ its drilling units;

•	the Company’s ability to procure or have access to financing;`

•	the Company’s expected debt levels;

•	the impact of the operating and financial restrictions imposed by covenants in the Company’s debt agreements;

•	the Company’s ability to satisfy its obligations, including certain covenants, under its debt agreements and, if needed, to raise new capital or refinance its existing indebtedness;

•	the ability of the Company’s affiliated or related companies to service their debt requirements and comply with the provisions contained in their loan agreements;

•	credit risks of the Company’s key customers;

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political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;

•	the impact of global economic conditions, including potential trade wars and global health threats, such as the coronavirus, or COVID-19, outbreak on the Company, its customers and suppliers;

•	the concentration of the Company’s revenues in certain geographical jurisdictions;

•	limitations on insurance coverage, such as war risk coverage, in certain regions;

•	any inability to repatriate income or capital;

•	the operation and maintenance of the Company’s drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;

•	new buildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;

•	import-export quotas;

•	wage and price controls and the imposition of trade barriers;

•	the recruitment and retention of personnel;

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regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond the Company’s control;

•	the level of expected capital expenditures, the Company’s expected financing of such capital expenditures, and the timing and cost of completion of capital projects;

•	fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or US monetary policy;

•	future losses generated from investments in associated companies or receivable balances held with associated companies;

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tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with the Company’s activities in Bermuda, Brazil, Norway, the United Kingdom and the United States;

•	legal and regulatory matters, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;

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hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and the suspension of operations;

•	customs and environmental matters; and

•	other important factors described from time to time in the reports filed or furnished by us with the SEC.

The Company cautions readers of this press release not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.